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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.    )

TRANSTEXAS GAS CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(NEW) SENIOR PREFERRED STOCK
(Title of Class of Securities)

Class A Common Stock—893895201 / (New) Senior Preferred Stock—893895607
(CUSIP Number)

September 16, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        ☒        Rule 13d-1(b)

        ☐        Rule 13d-1(c)

        ☐        Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.	893895201Common Stock 893895607 Preferred Stock

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 6,721,744 Series A Common Stock 17,302,576 (New) Senior Preferred Stock
SHARES
BENEFICIALLY	6	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 6,721,744 Series A Common Stock 17,302,576 (New) Senior Preferred Stock
PERSON WITH
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,721,744 Series A Common Stock 17,302,576 (New) Senior Preferred Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.59% Series A Common Stock 10.53% (New) Senior Preferred Stock

12	TYPE OF REPORTING PERSON
IA;OO

ITEM 1.

(a)	Name of Issuer:
TRANSTEXAS GAS CORPORATION

(b)	Address of Issuer's Principal Executive Offices:
1300 North Sam Houston Parkway East, Suite 310 Houston, Texas 77032

ITEM 2.

(a)	Name of Person Filing:
Oaktree Capital Management, LLC

(b)	Address of Principal Business Office of the Reporting Persons:
333 South Grand Ave., 28th Floor Los Angeles, California 90071

(c)	Citizenship:
California

(d)	Title of Class of Securities:
Class A Common Stock, $.01 par value par share (New) Senior Preferred Stock

(e)	CUSIP Number:
Class A Common Stock—893895201 (New) Senior Preferred Stock—893895607

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment Company registered under section 8 of the Investment Company Act;
(e)	☒	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company or Control Person in accordance with13-1(b)(ii)(G);
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4. Ownership *

(a)	Amount beneficially owned:

Series A Common Stock—6,721,744 (New) Senior Preferred Stock—17,302,576

(b)	Percent of class:

Series A Common Stock—10.59% (based on 63,448,832 shares of common stock stated to be outstanding by the Issuer)
(New) Senior Preferred Stock—10.53% (based on 164,333,875 shares of (new) senior preferred stock stated to be outstanding by the Issuer)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
Series A Common Stock—6,721,744 (New) Senior Preferred Stock—17,302,576

	(ii)	Shared power to vote or to direct the vote:
-0-

	(iii)	Sole power to dispose or to direct the disposition of:
Series A Common Stock—6,721,744 (New) Senior Preferred Stock—17,302,576

	(iv)	Shared power to dispose or to direct the disposition of:
-0-

*
Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), is filing this Schedule 13G in its capacities (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Partnership"), and (ii) as the investment manager of a third party managed account (the "Oaktree Account"). The Partnership is the direct beneficial owner of 6,610,687 shares of the Issuer's Series A Common Stock and 17,009,642 shares of the Issuer's (New) Senior Preferred Stock. The Oaktree Account is the direct beneficial owner of 111,057 shares of the Issuer's Series A Common Stock and 292,934 shares of the Issuer's (New) Senior Preferred Stock.

ITEM 5. Ownership of Five Percent or Less of a Class

        Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        All securities reported on this Schedule 13G are directly held either by the Partnership or the Oaktree Account. The Partnership holds, and has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of the Issuer's Common Stock and Senior Preferred Stock. The Oaktree Account does not beneficially own more than 5% of the outstanding shares of the Issuer's Common Stock and Senior Preferred Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 14th day of October, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC
/s/ KENNETH LIANG By: Kenneth Liang Title: Managing Director
/s/ MATTHEW BARRETT By: Matthew Barrett Title: Managing Director

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